Exhibit 99.3

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED		CONTROL ID:
REQUEST ID:

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS for the Annual Meeting of Members
	DATE:	November 5, 2014
	TIME:	10:00 a.m., Local Time
	LOCATION:	1 Shuanghu Development Zone, Xinzheng City, Zhengzhou, Henan Province, China, 451191.

HOW TO REQUEST PAPER COPIES OF OUR MATERIALS

PHONE: Call toll free 1-866-752-8683	FAX: Send this card to 202-521-3464	INTERNET: https://www.iproxydirect.com/CHOP and follow the on-screen instructions.	EMAIL: proxy@iproxydirect.com. Include your Control ID in your email.

This communication represents a notice to access a more complete set of proxy materials available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement is available at: https://www.iproxydirect.com/CHOP

If you want to receive a paper copy of the proxy materials you must request one. There is no charge to you for requesting a copy.  To facilitate timely delivery please make the request, as instructed above, before October 22, 2014.

you may enter your voting instructions at https://www.iproxydirect.com/ CHOP until 11:59 pm eastern time November 3, 2014.

The purposes of this meeting are as follows:

1. To elect two Class II Directors to hold office for a term of three years and until their successors have been duly elected or until each such person shall resign, be removed or otherwise leave office;

2. To ratify the appointment of UHY Vocation HK CPA Limited (“UHY”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014; and

3. To authorize the Company’s Board of Directors to effect a share combination of all of our outstanding ordinary shares, at a ratio not to exceed one-for-twenty;

4. Transact any other business properly brought before the Annual Meeting or any adjournments thereof.

Pursuant to new Securities and Exchange Commission rules, you are receiving this Notice that the proxy materials for the Annual meeting are available on the Internet. Follow the instructions above to view the materials and vote or request printed copies.
The board of directors has fixed the close of business on September 23, 2014 as the record date for the determination of shareholders entitled to receive notice of the Annual Meeting and to vote our ordinary shares, no par value, they held on that date at the meeting or any postponement or adjournment of the meeting.

The Board of Directors recommends that you vote ‘for’ all proposals above.

Please note – This is not a Proxy Card - you cannot vote by returning this card

China Gerui Advanced Materials Group Limited	FIRST-CLASS MAIL
SHAREHOLDER SERVICES	US POSTAGE
500 Perimeter Park Drive Suite D	PAID
Morrisville NC 27560	CARY NC
PERMIT # 869

TIME SENSITIVE SHAREHOLDER INFORMATION ENCLOSED

IMPORTANT SHAREHOLDER INFORMATION

YOUR VOTE IS IMPORTANT